UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

NEXA RESOURCES S.A.
(Name of Subject Company)
NEXA RESOURCES S.A.
(Names of Persons Filing Statement)
Common Shares, par value US$1.00 per share
(Title of Class of Securities)
L67359 106
(CUSIP Number of Class Securities)
José Carlos del Valle (Senior Vice President of Finance and Group Chief Financial Officer) Phone: +352 28 26 37 27 37A, Avenue J.F. Kennedy L-1855, Luxembourg Grand Duchy of Luxembourg

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Francesca L. Odell

Kyle A. Harris

Jonathan Mendes de Oliveira

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York NY 10005
+1 212 225-2000

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before commencement of a proposed tender offer (the “Offer”) for shares of common stock (“Shares”) of Nexa Resources S.A. (“Nexa”) by Boliden AB (“Boliden”). Boliden has agreed, subject to closing of its acquisition of Shares from Votorantim S.A. (“Votorantim”), to commence the Offer to purchase for cash all remaining Shares held by Nexa minority shareholders.

This Schedule 14D-9 filing consists of the following document relating to the proposed transaction and the Offer:

Exhibit 99.1: Press Release issued by Nexa Resources S.A. on August 27, 2026

The material listed above was first used or made available on August 27, 2026.

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any securities of Nexa, nor is it a substitute for the offer materials that Boliden will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. A solicitation and offer to buy shares of Nexa’s common stock will only be made pursuant to the offer materials that Boliden intends to file with the SEC. At the time the Offer is commenced, Boliden will file a tender offer statement on Schedule TO with the SEC, and Nexa will thereafter file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. NEXA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHAREHOLDERS OF NEXA SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES IN THE OFFER. These documents will be made available to all shareholders of Nexa at no expense to them. The offer materials (including the offer to purchase and the related letter of transmittal), as well as the solicitation/recommendation statement, will also be made available for free on the SEC’s website at www.sec.gov. Nexa also files annual, quarterly and current reports and other information with the SEC. You may read any reports, statements or other information filed by Nexa with the SEC for free on the SEC’s website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This document, including the exhibit attached hereto and incorporated herein, contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, as well as forward-looking information within the meaning of applicable Canadian securities legislation, including National Instrument 51-102. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “would,” “could,” “should,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts,” “targets,” “outlook,” “guidance,” “potential,” “project,” and similar expressions are intended to identify forward-looking statements.

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Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements, including, among others, uncertainties as to the timing of the closing of the transaction between Votorantim and Boliden and of the Offer; uncertainties as to how many Nexa shareholders will tender their shares in the Offer; the possibility that the required corporate, regulatory and other approvals and conditions precedent to the transaction and the Offer may not be obtained or satisfied, or that the transaction and the Offer may not be completed on the expected terms and timeline, or at all; the risk that the transaction may give rise to unanticipated costs, liabilities or delays; the potential impact of the announcement or consummation of the proposed transaction on Nexa’s relationships, including with employees, business partners, customers and governmental authorities in Peru, Brazil and Luxembourg; the risk of actual or threatened litigation in connection with the transaction or the Offer; and the other factors and financial, operational and legal risks or uncertainties described in Nexa’s public filings with the SEC, including in Nexa’s most recent annual report on Form 20-F. The occurrence of one or more of these factors may materially impact Nexa’s results of operations and the assumptions underlying its forward-looking statements. Nexa disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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